October 25, 2016

Via EDGAR (Correspondence)
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Kevin W. Vaughn, Accountant Branch Chief

Re: ITAU CORPBANCA (formerly Corpbanca)
Form 20-F for the Fiscal Year Ended December 31, 2015
Filed March 31, 2016
 File No. 001-32305

Dear Mr. Vaughn:

We are submitting this letter to respond to the written comments of the staff (the "Staff") of the United States Securities and Exchange Commission (the "SEC"), contained in your letter, dated September 29, 2016 (the "Comment Letter"), in connection with the annual report on Form 20-F for the fiscal year ended December 31, 2015 (No. 001-32305) (the "Form 20-F"), filed by Itaú Corpbanca ("Itaú CorpBanca") with the SEC on March 31, 2016.
Certain of the Staff's comments call for explanation of, or supplemental information with respect to, various matters relating to disclosure provided in the Form 20-F.  Responses to these comments are set forth in this letter.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  Each of the comments from the Comment Letter is restated in bold and italics prior to the Company's response.  Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Form 20-F.  All page number references in CorpBanca's responses are to page numbers in the Form 20-F.

We have also underlined and italicized our proposed changes to the Form 20-F and consolidated financial statements that will be included in future filings.

Loan Portfolio, page 79

1.
We note your disclosure quantification of renegotiated loans for mortgage and consumer loans on page 81.  Tell us and revise your future disclosure to include similar quantification of renegotiated commercial loans, or explain why it is not included:

We acknowledge the Staff's comment and respectfully advise that renegotiated commercial loans are included on page 82 of our Form 20-F because disclosure with respect to renegotiated commercial loans is included in the Normalization portfolio. The normalization portfolio includes renegotiated commercial loans, commercial loans paid regularly but with certain delay, and commercial loans undergoing legal collection process.

In future filings, we will clarify in a Note to the title "Normalization Portfolio" that this portfolio includes renegotiated commercial loans, commercial loans paid regularly but with certain delay, and commercial loans undergoing legal collection process.

Normalization Portfolio, page 82

2.	Please address the following regarding your disclosure on pages 82-83 about your normalization portfolio:

•	Revise your future filings to separately quantify the amount of loans by loan category (e.g. commercial, consumer, mortgage, etc) within the normalization portfolio.

We acknowledge the Staff's comment and respectfully advise that we propose the following introductory disclosure to the table on page 82:

"The Normalization Portfolio table disclosed below represents the commercial loan portfolio managed by the normalization portfolio management team. Such portfolio includes renegotiated commercial loans, commercial loans paid regularly but with certain delay, and commercial loans undergoing legal collection process."

We believe that providing the table on page 82 with respect to our Normalization Portfolio, as defined therein, provides more robust information to the reader about the activities of the functional area within Itaú CorpBanca that manages renegotiated commercial loans, loans which are delinquent as to payment on an ongoing basis as well as those commercial loans which have entered into legal proceedings. Therefore, we believe that a further breakdown of the table to separate those loans defined specifically as "renegotiated" would not provide better information to our investors.

•
Tell us and revise your future disclosure to quantify the amount of renegotiated loans within the normalization portfolio. Clarify whether all renegotiated loans of all loan categories are reported in the normalization portfolio in this section.

We acknowledge the Staff's comment and respectfully advise that the Staff consider our response set forth above.

Results of Operations for the Years Ended December 31, 2013, 2014 and 2015, page 120

Provisions for Loans Losses, page 124

3.	We note your disclosure that CorpBanca Colombia benefited from a new regulatory standard for leasing operations that allowed a release of Ch$6.2 billion in the loan loss provisions.
Please respond to the following items:

● Tell us and revise your future filings to more clearly discuss the background of the new regulatory standard for leasing operations referenced here, including a timeline of its passage and elaborate on the primary changes in the standard that directly impacted your loan loss provisions for the periods presented.

● Tell us and revise your future filings to more clearly disclose why the new regulatory standard for leasing operations resulted in a release of the loan loss provisions under IFRS.
      Where appropriate, reference the guiding authoritative accounting and regulatory literature.

Law 1314 of 2009 that sets forth the framework for financial reporting in Colombia, provides for the gradual convergence of the Colombian national financial reporting standards and the International Financial Reporting Standards (IFRS), and establishes that the Ministerios de Hacienda y Crédito Público y de Comercio, Industria y Turismo (Ministries of Finance and Public Credit and Commerce, Industry and Tourism, or the "Ministries") and the Contaduría General de la Nación (General Accounting Office, or "CGN") shall be the authorities responsible for monitoring compliance with the Law.  In 2012, the Ministerio de Comercio, Industria y Turismo issued Decree 2784 and other complementary decrees and regulations, adopting IFRS.  In 2013, the CGN issued Resolution 743, incorporating the provisions of Decree 2784 into the public accounting regime applicable to entities and businesses under its jurisdiction.

The transition to IFRS in Colombia had an impact on the regulatory standards for home leasing operations.  In light of this transition, Corpbanca Colombia changed certain accounting classification, implemented new risk models associated with these categorizations and revalued collateral associated with these operations.  Two specific regulations that modified the regulatory standards for home leasing operations were issued by the Superintendencia Financiera de Colombia (Financial Superintendence, or "SF").

SF External Circular 021 of 2014 changed the accounting classification of home leasing operations as mortgages as of January 1, 2015, from their prior classification as business loans in prior years.  In terms of credit risk provisions, this required the application of risk models based on a consumer rather than a commercial perspective. The change in classification resulted in the decrease of the provisions associated with these assets.

This change in provisions has been applied prospectively, but additional impact is not contemplated.  The change is applicable to the home leasing portfolio, which includes loans to purchase private homes.  These transactions are documented with contracts by which an authorized entity delivers (finances) a property to a tenant for exclusive residential use of the family, in return for the payment of a periodic fee for a given period.  Upon maturity, the property is returned to its owner or the tenant if the latter decides to exercise the purchase option.

SF External Circular 032 of 2015 modified the criteria to be followed for collateral valuation.  This change has been applied prospectively and additional impact is not contemplated.  Some guidelines to highlight are:

▪	The value of the collateral for assets under leasing must be adjusted considering the type of asset (furniture and fixtures, appliances, industrial machinery and equipment, etc.).

▪	The values of vehicles must be adjusted monthly according to publication of insured value (market prices).

▪
The values of properties must be adjusted according to the rates published by the Departamento Administrativo Nacional de Estadística (National Administrative Department of Statistics) and the Secretaria de Hacienda Distrital (District Treasury Secretary).

Both the change in accounting classification and hence the applicable risk model as per the SF External Circular 021 of 2014, and the change in the valuation of the collateral as per the SF External Circular 032 of 2015, resulted in a release of provisions for loan losses.

● Tell us and revise your future filings to indicate whether you expect further impacts on the provision for loan losses from changes in this standard and how you expect future trends and circumstances will be affected at the combined company level after the merger. Refer to Item 303(a)(3) of Regulation S-K.
We acknowledge the Staff's comment and respectfully advise that we will include in the MD&A section any new trends that may impact the results of operations as a result of the change in the provisions at the combined company level after the merger.
Itaú CorpBanca acknowledges that:

●  Itaú CorpBanca is responsible for the adequacy and accuracy of the disclosure in Form 20-F;

●  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Form 20-F; and

●  Itaú CorpBanca may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*  *  *

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at Rosario Norte 660, 10th floor, Las Condes, Santiago, Chile.

Yours truly,

/s/ Gabriel Moura
Gabriel Moura
Chief Financial Officer
Tel: 562-2686-0082
gabriel.moura@itau.cl

c.c.	Ms. Lory Empie

Mr. Howard M. Kleinman
Dechert LLP
Tel. 212-698-3567
howard.kleinman@dechert.com